SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated February 19, 2025.

Buenos Aires, February 19, 2025

Gentlemen

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref:  Changes in the YPF S.A. Board of Directors

Our highest consideration:

We are hereby writing to you in compliance with the regulations of the rules of the National Securities Commission and the corresponding rules of ByMA and MAE.

In this regard, it is hereby informed that, on February 19, 2025, the Members of the Supervisory Committee for the Class D shares appointed Mr. Eduardo Javier Rodriguez Chirillo as Regular Director for Class D shares, for a term until the appointment of new directors by the Shareholders’ Meeting, replacing Mr. Mario Eduardo Vázquez, whose death was duly reported.

Sincerely yours,

Margarita Chun

Market Relations Manager

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 19, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer